Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

June 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:          Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Herndon Mid Cap Value Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on May 16, 2014, with regard to Post-Effective Amendment No. 162 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2014, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Fees and Expenses

1.
Comment:  Footnote 2 to the Fee Table states that the expense limitation agreement may be changed or eliminated at any time, but only with the consent of the Board of Trustees.  Please state whether the Board has any expectation that it may consent to changing or eliminating the agreement during the one-year period following the effective date of the registration statement.

Response:   At this time, the Registrant does not anticipate any changes to (including elimination of) the agreement and is not aware of any Board plans to change or eliminate the agreement during the one-year period following the effective date of the registration statement.

Fund Summary: Principal Investment Strategies

2.	Comment: Under “Principal Investment Strategies,” restate the first sentence to read:

Under normal conditions, the Fund invests at least 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks issued by companies whose market capitalization is generally within the market capitalization range of the companies represented in the Russell MidCap Index at time of purchase.

See Rule 35d-1(d)(2).

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

3.
Comment:  Also in the first sentence under “Principal Investment Strategies,” clarify that “at the time of purchase” refers to the size of the company on the purchase date and the range of the market cap segment of the index (mid-cap) as of the date that the index was most recently rebalanced.

Response:  The Registrant respectfully declines to accept this comment.  Although the indexes are reconstituted annually, the capitalization ranges of the indexes fluctuate on an ongoing basis.  Accordingly, the Registrant believes it is more appropriate to provide more current capitalization information as the Fund’s subadviser seeks to invest in companies that are within the capitalization ranges of the indexes as they fluctuate.  As the comment did not cite a legal basis for

U.S. Securities and Exchange Commission

requiring the Fund to limit the use of indexes as reference points only on the reconstitution dates of the indexes, the Registrant respectfully declines to disclose the market capitalization ranges of the cited indexes as of their most recent reconstitution dates.

Fund Summary: Performance

4.
Comment:  If applicable, under “Performance,” include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.  See Item 4(b)(2)(i) of Form N-1A.

Response:  The Registrant respectfully submits that the requested disclosure is not applicable in the absence of performance information for the Fund in the prospectus.  The requested disclosure will be added once the Fund is able to disclose a full year of performance in the prospectus.

Investing with Nationwide Funds: Fair Value Pricing

5.
Comment:  Rule 38a-1 under the Investment Company Act makes clear that the board must not only approve the Fund’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means.  See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003).  See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (June 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013).  It is also the Commission’s view, expressed in Accounting Series Release No. 118, that, although directors may assign others the task of calculating fair value, a fund’s board remains responsible for establishing fair value methodologies used and for continuously reviewing the appropriateness of those methodologies and the valuations they produce.  Under “Fair Value Pricing,” please disclose that the board, or the board’s pricing committee by delegation, will periodically review the reliability of the Fund’s valuation procedures as required by Rule 38a-1.

Response:  The Registrant respectfully declines to accept this comment.  While the Registrant agrees that Rule 38a-1 requires annual review of the adequacy of the Fund’s valuation procedures, no provision in the rule requires a fund to disclose such requirement in the fund’s registration statement.  Similarly, while Item 11(a) of Form N-1A requires a description of a fund’s procedures for pricing fund shares, including fair valuation procedures, neither the item nor the instructions to the item require the disclosure requested in the comment.

U.S. Securities and Exchange Commission

Investing with Nationwide Funds: Exchanging Shares

6.	Comment: Under “Exchanging Shares,” we believe that investors should be reminded that an exchange of shares is treated for tax purposes as a sale and any gain on the exchanged shares will be taxable.

Response:  The Prospectus, under the heading “Selling and Exchanging Shares,” states that, “For tax purposes, an exchange from one Nationwide Fund to another is the same as a sale.”  The Registrant believes that this disclosure is sufficient to satisfy the requirements of Form N-1A.

Statement of Additional Information

Investment Restrictions

7.
Comment:  In the fifth bullet under “Investment Restrictions,” delete the phrase “25% or more (taken at current value) of the Fund’s total assets” to reflect the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1) of Form N-1A.  In our view, a shareholder vote is not required to make this correction, despite the fact that it is a fundamental policy being corrected.  Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the 1940 Act.

Response:  The Registrant respectfully submits that the stated concentration policy is consistent with long standing SEC staff statements. In particular, the SEC staff has stated, “We have taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.” The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (citing Investment Company Act Release No. 9011 (Oct. 30, 1975)).

8.
Comment:  In the first full paragraph on page 25, please clarify that the Fund’s repurchase agreements and loans of portfolio securities are subject to a continuing one-third of total assets coverage requirement derived from Section 18(f)(1).  See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. Nov. 25, 1997).

Response:  The Registrant respectfully submits that the current disclosure that the one-third of total assets coverage requirement applies to permissible borrowings, loans (per revision as noted below), or investments sufficiently addresses the comment.  Repurchase agreements are listed as a permissible investment of the Fund and, as stated on page 21, are deemed by the SEC staff to be loans by the Fund.

9.	Comment: Please revise the first sentence of the first full paragraph on page 25 to read:

U.S. Securities and Exchange Commission

The Fund’s obligation not to pledge, mortgage, or hypothecate assets in excess of 33⅓% of the Fund’s total assets with respect to permissible borrowings, loans, or investments, as described above, is a continuing obligation and such asset segregation must be maintained on an ongoing basis.

Response:  The Registrant has revised the disclosure in accordance with the comment.

10.	Comment: Please revise the first sentence of the second full paragraph on page 25 to read:

The Fund has adopted a non-fundamental policy, as required by Rule 35d-1 under the 1940 Act, to invest, under normal circumstances, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, in the type of investment suggested by the Fund’s name (“80 Percent Policy”).

Response:  The Registrant respectfully declines to revise the disclosure as requested as the same paragraph already states that “For purposes of the 80 Percent Policy, 80% of the Fund’s net assets shall mean 80% of the Fund’s net assets plus the amount of any borrowings for investment purposes.”

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire